                             SEC FILE NUMBER 0-21782

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)

              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F [A] Form 40-F

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes [ ] No A

         (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.)

         THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728)
         OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 15 April 2004                            FLETCHER CHALLENGE FORESTS LIMITED

                                              /s/ P M GILLARD

                                              P M GILLARD
                                              SECRETARY

[TENON LOGO]                                                        NEWS RELEASE

TO:      THE BUSINESS EDITOR

From:    Paul Gillard, Director, Corporate & Legal Services, TENON LIMITED
         Telephone: 64-9-571 9846
         Fax:       64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

  STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).

                   APPROVAL OF GRANT SAMUEL BY TAKEOVERS PANEL

Auckland, 15 April, 2004 - Tenon Limited announced today that the Takeovers Panel had approved the appointment by Tenon Limited of Grant Samuel as Independent Adviser in connection with the Notice of Proposed Partial Takeover received from Rubicon Forests Limited.

Ends